UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  June 26, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                          NEWS RELEASE - JUNE 25, 2008

                         AMERA ANNOUNCES RESULTS OF AGM

AMERA RESOURCES CORPORATION (the "Company") (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce the results of its Annual General Meeting of Shareholders held in Vancouver, British Columbia on June 25, 2007. The shareholders approved all motions put forth at the meeting and ratified the Stock Option Plan.

The incumbent directors of Amera, Nikolaos Cacos, Joseph Grosso, Jerry Minni, Robert Coltura, David Terry and Gerald Carlson were re-elected for the coming year. The directors would like to thank the shareholders for this vote of confidence.

The Amera Board of Directors appointed the following officers for the coming year:

        o   Joseph Grosso         Chairman
        o   Nikolaos Cacos        President & CEO
        o   Art Lang              CFO
        o   Peter Ellsworth       Vice President, Exploration
        o   Linda McClusky        Corporate Secretary

An Audit Committee was appointed with Jerry Minni as Chairman and Robert Coltura and Gerry Carlson as the other members of the Committee.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. Its strength lies in the discovery and advancement of prospective properties throughout North and South America. The Company is in the midst of an aggressive exploration program focused on its property portfolio in Peru. Management is constantly evaluating new opportunities through its extensive network of contacts in the resource sector. The Amera team is committed to growth and adding shareholder value through precious and base metal discoveries

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2008 NUMBER 14

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